FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   October 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: October 27, 2005	/s/ Greg Bowes Name: Greg Bowes Title: Vice President, Corporate Development

For Immediate Release
October 27, 2005

Drilling Discovers Four New Gold Zones on Sega Project
Results include 13m grading 4.9 g/t and 19m grading 2.0 g/t in new Guibou Zone

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the results from an ongoing 17,000m drilling program being carried out on the Company’s 100 per cent owned Sega gold project (Seguenega Permit) in Burkina Faso, West Africa.

The 15,000m reverse circulation (“RC”) and 2,000m diamond drill core program, started in September, 2005 and is focussed on extensions to the three known zones (RZ, Bakou and Gambo) as well as drilling a number of new proximal targets. The overall objective is to build enough resources that would support a mining operation. One RC rig and one core rig will continue to drill until late December.

Highlights of the New Zones include:

•	Guibou Zone: Hole GBC518 intersected 13m grading 4.9 g/t and hole GBC520 intersected 19m grading 2.0 g/t 5km northeast of the RZ/Bakou/Gambo complex. These two holes are 150m apart and further drilling along strike is underway.
•	Tiba SE Zone: Hole TBC509 intersected 16m grading 2.3 g/t while hole TBC512 intersected 9m grading 4.1 g/t, 4km east of Guibou.
•	Mossi Zone: Hole GRC561 intersected 24m grading 1.5 g/t 500m WSW of Gambo.
•	RZ East Extension: Hole RCZ540 intersected 13m grading 3.2 g/t and hole RCZ536 intersected 34m grading 1.7 g/t to the east of previous drilling.

Ron Little, President of Orezone stated, “Many gold deposits in West Africa consist of a number lenses or zones that in aggregate, make an economic deposit and Sega is no exception to this model.” He added that “Until now our drilling has been focussed on a relatively small 2.5 km(2) area around the RZ/Bakou/Gambo complex. We are very encouraged that we have now identified new zones with potentially economic widths and grades along a 14km deformation corridor which stretches from Guibou to Tiba.”

For a complete table of results see our website at www.orezone.com/site/media/press118.asp.

Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 5% of the samples are for QA/QC, which includes pulp duplicates, coarse duplicates, standards and blanks. The program was carried out under the supervision of Jean Francois Sauvage, Exploration Manager, Pascal Marquis, VP Exploration and Jeffrey Ackert, VP Technical Services, and qualified person for Orezone.

The Company also announces the appointment of Gregory Bowes to the position of Vice President and Chief Financial Officer, replacing Douglas Perkins. The Board of Directors wishes to thank Mr. Perkins for his service and dedication to the Company since 2003 and wishes him well in his new career as the President and CEO of Gold Mines of Algeria. Mr. Bowes has been VP of Corporate Development with Orezone since 2003, has an MBA degree, and has held similar positions with other mining and engineering companies.

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging gold producer that owns Essakane, the largest gold deposit in Burkina Faso, West Africa where its partner Gold Fields Limited is earning up to a 60% interest. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President, Corporate Development
rlittle@orezone.com	gbowes@orezone.com
(613) 241-3699

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.